UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated March 20, 2024, announcing that the Supervisory Board of the Company will propose its dividend distribution at its Annual Shareholders’ Meeting on May 16, 2024 and that the Company furthered its fleet optimization with the sale of three VLCCs, delivery of one super-eco Newcastlemax and order of two Newcastlemaxes and one VLCC.

The information contained in Exhibit 99.1 of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 21, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Wednesday 20 March 2024 – 9:15 p.m. CET

______________________________________________

EURONAV ANNOUNCES DIVIDEND PROPOSAL
AND FURTHER FLEET OPTIMISATION AND
GROWTH

ANTWERP, Belgium, 20 March 2024 – Euronav NV (“EURN”, “Euronav” or “the Company”) (NYSE: EURN & Euronext: EURN) announces its dividend proposal at the Annual Shareholders’ Meeting and further fleet optimisation with the sale of three VLCCs, the delivery of the Mineral France and orders of two Newcastlemaxes & an additional VLCC.
Closing a transformative chapter
The year 2023 to date has been a transformative period for Euronav & CMB.TECH and its shareholders. The deadlock with Frontline was resolved, the renewed strategy to become the benchmark in sustainable shipping was rolled out through the successful completion of the CMB.TECH transaction, and the mandatory public takeover bid was concluded.
The Supervisory Board will propose to the Annual Shareholders’ Meeting of 16 May 2024 to distribute USD 4.57 per share to all shareholders. This payout is proposed to be a combination of a dividend and a repayment from the share issue premium. This distribution approach will be optimal for shareholders as Euronav anticipates that the share issuance payment part of the distribution will represent more than 90% of the distribution. This distribution is exempt from any withholding tax.
A new chapter is being written - full steam ahead to execute the value-creating strategy
Euronav has sold the VLCC Nectar (2008 – 307,284 DWT), VLCC Newton (2009 – 307,208 DWT), and VLCC Noble (2008 – 307,284 DWT). This sale reconfirms Euronav & CMB.TECH’s strategy of recycling capital at a historical high point in the tanker market. This transaction will generate a capital gain of USD 83,5 million.
Furthermore, Euronav concluded an order for two Newcastlemaxes and one additional VLCC at Qingdao Beihai Shipyard (China). The vessels are expected to be delivered in Q1 and Q2 2027. Euronav & CMB.TECH now have five VLCCs and still twenty-four Newcastlemaxes on order at Qingdao Beihai Shipyard. All of these will be ammonia ready/fitted.
On 18 March, Euronav & CMB.TECH took delivery of the fourth super-eco Newcastlemax Mineral France (2024 – 210,000 DWT). This brings Euronav & CMB.TECH’s Newcastlemax fleet to four vessels on the water all trading spot in a highly supportive dry-bulk freight environment. Another 6 Newcastlemaxes are expected to be delivered during the course of 2024.
These recent transactions once again demonstrate that Euronav & CMB.TECH are going full steam ahead with the ambition to grow and to become the benchmark in sustainable shipping.

PRESS RELEASE

Regulated information - This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation)

Wednesday 20 March 2024 – 9:15 p.m. CET

_____________________________________

Contact:
Communications Coordinator – Enya Derkinderen
Tel: +32 476646359 Email: communications@euronav.com

Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470 Email: katrien.hennin@cmb.be

Announcement final year results – 4 April 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.
Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.
Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.